September 6, 2022

Securities and Exchange Commission
Office of the Secretary     Vanessa Countryman
100 F Street, NE
Washington, DC 20549

Re: Resignation Letter of J.P. Morgan Securities LLC pursuant to Section 11(b) of the
Securities Act of 1933; Registration Statement on Form S-4 (File No.
333-265755)

Dear Ms. Countryman,

       We write regarding the above-referenced registration statement (the Registration
Statement   ) of Mangomill plc (the    Issuer   ) concerning a proposed
business combination
(the    Transaction   ) by and among the Issuer, Angel Pond Holdings
Corporation (the
   SPAC   ) and MariaDB Corporation AB (the    Target   ). As of the date of
this letter, the
Registration Statement has not yet been declared effective.

        This letter is to advise you that, effective as of May 18, 2022, our firm has resigned from, and ceased or refused to act in, every office, capacity, and relationship in which we were described in the Registration Statement as acting or agreeing to act with respect to the Transaction. We further advise you that neither our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act of 1933 (the
   Securities Act   )) nor any of its affiliates (within the meaning of Rule
405 under the
Securities Act) will be responsible for any part of the Registration Statement.
In
connection with our role as underwriter for the SPAC   s initial public
offering, we have
waived our entitlement to the payment of any deferred compensation.

       Please be advised that nothing herein is intended to constitute an acknowledgment or admission, and we expressly deny, that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

                                                  Sincerely,

                                                  J.P. Morgan Securities LLC

                                                  By: _____________________
                                                  Name: Sophie Qian
                                                  Title: Executive Director
cc:    Mangomill plc